                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*
                                            -


                         Celtrix Pharmaceuticals Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   151186103
        ---------------------------------------------------------------
                                (CUSIP Number)

                                Paul J. Tauber
                      Coblentz, Patch, Duffy & Bass, LLP
                         222 Kearny Street, 7th Floor
                     San Francisco, California 94018-4510
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 7, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only of the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-19a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Biotechnology Development Fund, L.P. ("BDF")
      94-3258409
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,945,774 shares, except that BioAsia, the general partner of BDF, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared power to vote these shares. The 2,945,774 shares include warrants to purchase 615,258 shares of the issuer held by BDF.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY 5,145,774 shares. See response to Row 7. The 5,145,774 shares include 2,200,000 shares which are owned by Biotechnology Development Fund III, L.P. ("BDF" III"). BDF may be deemed to have shared power to vote through a 24.8% limited partnership interest in BDF III.

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,945,774 shares, except that BioAsia, the general
                          partner of BDF, and Kung, Leung and Engleman, members of BioAsia, may deemed to have shared power to dispose of these shares. The 2,945,774 shares include warrants to purchase 615,258 shares of the issuer held by BDF.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,145,774 shares. See response to Row 9. The
                          55,145,774 shares include 2,200,000 shares which are owned by BDF III. BDF may be deemed to have shares power to dispose of through a 24.8% limited partnership interest in BDF III.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,145,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.11%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Biotechnology Development Fund III, L.P. ("BDF III")
      77-0474834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,200,000 shares, except that BDF, BioAsia, the
                          general partner of BDF III and BDF, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared power to vote these shares.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,200,000 shares. See response to Row 7. BioAsia is
                          the general partner of BDF and BDF III and may be
                          deemed to have shared power to vote these shares.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,200,000 shares, except that BDF, BioAsia, the
                          general partner of BDF III and BDF, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared power to dispose of these shares.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,200,000 shares. See response to Row 9. BioAsia is the general partner of BDF and BDF III and may be deemed to have shared power to dispose of these shares.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,200,000 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.89%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BioAsia Investments, LLC ("BioAsia")
      94-3258407
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                             [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,145,774 shares, 2,330,516 of which are directly
                          owned by BDF and 2,200,000 of which are owned directly
                          by BDF III. The 5,145,774 shares also include 615,258
                          shares which BDF may purchase by exercising warrants
                          owned directly by BDF. BioAsia is the general partner
                          of BDF and BDF III and may be deemed to have shared
                          power to vote these shares.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,145,774 shares, 2,330,516 of which are directly owned by BDF and 2,200,000 of which are owned by BDF
                          III. The 5,145,774 shares also include 615,258 shares which BDF may purchase by exercising warrants owned directly by BDF. BioAsia is the general partner of BDF and BDF III and may be deemed to have shared power to dispose of these shares.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,145,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.11%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BioAsia, LLC ("BA")
      94-3263866
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]

 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            75,000 shares. BA may purchase the 75,000 shares upon
                          exercising options that BA holds. Kung, Leung and Engleman, members of BA, may be deemed to have shared power to vote these shares.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             75,000 shares. BA may purchase the 75,000 shares upon
                          exercising options that BA holds. Kung, Leung and Engleman, members of BA, may be deemed to have shared power to dispose of the shares.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      75,000 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.23%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank Kung ("Kung")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                            [_]
 5
      N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,220,774 shares, 2,330,516 of which are directly
                          owned by BDF and 2,200,000 of which are owned directly
                          by BDF III. The 5,220,774 shares also include 615,258
                          shares which BDF may purchase by exercising warrants
                          owned directly by BDF. The 5,220,774 shares further
                          include options to purchase 75,000 shares owned
                          directly by BA. Kung is a member of BioAsia and BA
                          and may be deemed to have shared power to vote these
                          shares.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,220,774 shares, 2,330,516 of which are directly owned by BDF and 2,200,000 of which are owned directly by BDF III. The 5,220,774 shares also include 615,258 shares which BDF may purchase by exercising warrants owned directly by BDF. The 5,220,774 shares further include options to purchase 75,000 shares owned directly by BA. Kung is a member of BioAsia and BA and may be deemed to have shared power to vote these shares.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,220,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anselm Leung ("Leung")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]

 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,220,774 shares, 2,330,516 of which are directly
                          owned by BDF and 2,200,000 of which are owned directly
                          by BDF III. The 5,220,774 shares also include 615,258
                          shares which BDF may purchase by exercising warrants
                          owned directly by BDF. The 5,220,774 shares further
                          include options to purchase 75,000 shares owned
                          directly by BA. Leung is a member of BioAsia and BA
                          and may be deemed to have shared power to vote these
                          shares.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,220,774 shares, 2,330,516 of which are directly owned by BDF and 2,200,000 of which are owned directly by BDF III. The 5,220,774 shares also include 615,258 shares which BDF may purchase by exercising warrants owned directly by BDF. The 5,220,774 shares further include options to purchase 75,000 shares owned directly by BA. Leung is a member of BioAsia an BA and may be deemed to have shared power to dispose of these shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,220,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edgar Engleman ("Engleman")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,220,774 shares, 2,330,516 of which are directly owned by BDF and 2,200,000 of which are owned directly by BDF III. The 5,220,774 shares also include 615,258 shares which BDF may purchase by exercising warrants owned directly by BDF. The 5,220,774 shares further include options to purchase 75,000 shares owned directly by BA. Engleman is a member of BioAsia and BA and may be deemed to have shared power to dispose of these shares.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,220,774 shares, 2,330,516 of which are directly owned by BDF and 2,200,000 of which are owned directly by BDF III. The 5,220,774 shares also include 615,258 shares which BDF may purchase by exercising warrants owned directly by BDF. The 5,220,774 shares further include options to purchase 75,000 shares owned directly by BA. Engleman is a member of BioAsia and BA and may be deemed to have shared power to dispose of these shares.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,220,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

BioAsia Investments, LLC, a California limited liability company ("BioAsia"), Biotechnology Development Fund, L.P., a Delaware limited partnership ("BDF"), Biotechnology Development Fund III, L.P., a Delaware limited partnership ("BDF III"), BioAsia, LLC, a California limited liability company ("BA"), Frank Kung ("Kung"), Anselm Leung ("Leung"), and Edgar Engleman ("Engleman") hereby that single joint filing statement on Schedule 13D, filed with the Securities and Exchange Commission, with respect to certain shares of common stock and options and warrants to purchase shares of common stock of Celtrix Pharmaceuticals Inc. ("Celtrix") as follows. BDF, BDF III, BioAsia, BA, Kung, Leung and Engleman are each sometimes referred to as a Reporting Person and, collectively, referred to as the Reporting Persons.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended to add the following paragraph after the final paragraph:


On January 7, 2000, the Reporting Persons exercised warrants to purchase 2,250,000 shares held by the Reporting Persons. The exercise of the warrants was accomplished by means of a net exercise. Accordingly, because the market price of the common stock of the Issuer as traded on the NASDAQ was $2.75 on the exercise date, the Reporting Person surrendered the equivalent of 450,000 shares in the exercise. As a result, the Reporting Person received 1,800,000 shares of common stock as a result of the exercise of the warrants.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended, in its entirety, as follows:

     (a)  See Row 11 and Row 13 for each Reporting Person.

     (b)  (i)    Sole power to vote or direct the vote:

                 See Row 7 for each Reporting Person.

          (ii)   Shared power to vote or direct the vote:

                 See Row 8 for each Reporting Person

          (iii)  Sole power to dispose or direct the disposition of:

                 See Row 9 for each Reporting Person.

          (iv)   Shared power to dispose or direct the disposition of:

                 See Row 10 for each Reporting Person.

     (c) See response to Item 3. On January 7, 2000, the Reporting Persons exercised warrants to purchase 2,250,000 shares held by the Reporting Persons. The exercise of the warrants was accomplished by means of a net exercise. Accordingly, because the market price of the common stock of the Issuer as traded on the NASDAQ was $2.75 on the exercise date, the Reporting Person surrendered the equivalent of 450,000 shares in the exercise. As a result, the Reporting Person received 1,800,000 shares of common stock as a result of the exercise of the warrants. The exercise of the warrants was conducted in a single transaction and was made directly with the Issuer pursuant to the terms of the warrants. The exercise price of each of the warrants was $0.55 per share.

     (d)  N.A.

     (e) January 7, 2000. This amendment is being filed as of February 29, 2000 because the actual date of the exercise was not determined by the Issuer until February 23, 2000.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 29, 2000
-----------------
     Date
                              Biotechnology Development Fund, L.P., a Delaware limited partnership

                              By:   BioAsia Investments, LLC, a California
                                    limited liability company, General Partner


                                    By:       /s/ Frank Kung
                                         -----------------------------
                                            Frank Kung, Member


                              Biotechnology Development Fund III, L.P., a
                              Delaware limited partnership

                              By:   BioAsia Investments, LLC, a California
                                    limited liability company, General Partner


                                    By:       /s/ Frank Kung
                                         -----------------------------
                                              Frank Kung, Member


                              BioAsia Investments, LLC, a California limited liability company

                              By:       /s/ Frank Kung
                                   -----------------------------------
                                      Frank Kung, Member


                              BioAsia, LLC, a California limited liability company


                              By:       /s/ Frank Kung
                                   -----------------------------------
                                      Frank Kung, Member


                                           /s/ Frank Kung
                              ----------------------------------------
                                               Frank Kung


                                           /s/ Anselm Leung
                              ----------------------------------------
                                               Anselm Leung


                                           /s/ Edgar Engleman
                              ----------------------------------------
                                               Edgar Engleman



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                     CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100